Exhibit (a)(7)
POWER INTEGRATIONS, INC.
PROMISE TO MAKE CASH PAYMENT
Dear [Employee]:
     In exchange for your election to tender your eligible options to Power Integrations, Inc. as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on December 3, 2008 (the “offering materials”), Power Integrations hereby promises to pay you cash payments described in the offering materials and disclosed to you in such materials, subject to the conditions described herein. The cash payments will be paid, less applicable tax withholding.
     Your right to the cash payments is subject to your continued employment with Power Integrations through the applicable payment dates indicated in the offering materials.
     This Promise to Make Cash Payment is subject to the terms and conditions described in the offering materials. This Promise to Make Cash Payment may be amended only by means of a writing signed by you and an authorized officer of Power Integrations. Capitalized terms used but otherwise not defined herein will have the meanings set forth in the Offer to Purchase For Cash Employee Stock Options Under the 2007 Equity Incentive Plan and 1997 Stock Option Plan, dated December 3, 2008.

Sincerely,
/s/ Bill Roeschlein
Bill Roeschlein
Chief Financial Officer